hydrogenics changing power powering change changing power powering chang welcom hydrogenics a world leader in fuel cell and techonologies hydrogenics
Safe Harbor Statement
This presentation may contain statements that are forward looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today’s press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.
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hydrogenics
Business Update

hydrogenics
OnSite Generation
· Delivered 7 hydrogen generation units in the quarter
· Pursued a number of compelling business opportunities and secured $1.9 million in new orders for delivery in 2007
· Effected leadership changes through new executive hire with strong manufacturing expertise
· Resolved the substantial majority of supply chain and component quality issues identified earlier in the year
· Initiated product deliveries on a case by case basis and anticipate returning to historical levels by the first quarter of 2007, assuming no further issues are identified
· Completed design of S-4000 electrolyzer and commenced assembly of alpha prototype
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hydrogenics
Power Systems
· Delivered 14 new Fuel Cell Power Modules (totalling 196 kW)
· Signed three-year manufacturing and supply agreement with APC for up to 500 HyPM XR modules
· Secured $1.8 million of orders including four HyPM modules for bus and electric vehicle projects in Europe
· Continued advancing next generation products with optimized durability, reliability, and reduced cost, to be released in November at Fuel Cell Seminar
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hydrogenics
Test Systems
· Delivered 11 test stations including next generation solid oxide and direct methanol fuel cell test equipment
· Secured $3.2 million of new order including repeat orders from Japanese, Asian, North American and European customers –demonstrating strong customer satisfaction
· Secured orders from two new customers with global activities
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hydrogenics
Financial Overview

hydrogenics
Revenues Three months ended September 30
Revenues Revenues by Business Unit
15% 6.6 7
12 10.5
6
9.0 5.0 10
5
8 4 3.3 $M $M ‘05 6 3 2.1 1.9 ‘06 4 2
0.6 1
2 0
0 OnSite Power Test Generation Systems Systems 2005 2006
Highlights
· Revenues were $9.0 million, a 15% decrease over the prior year primarily due to continued production delays in our OnSite Generation business unit
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hydrogenics
Revenues Nine months ended September 30
Revenues Revenues by Business Unit 27% 17.1 18 28.1 16 30 14 25 20.5 12 20 10 8.9 8.3 $ M $M 7.5 ‘05 8 15 ‘06 6 4.1 10 2.7 4 5 2 0 0 OnSite Power Test 2005 2006
Generation Systems Systems
Highlights
· Revenues were $20.5 million, a 27% decrease over the prior year due to production delays in our OnSite Generation business unit
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hydrogenics
Gross Profit Three months ended September 30
Gross Profit Gross Profit by Business Unit
% % 60
45.3 20 14.9 27.9 27.5
15 30
15.9
7.0
10 ‘05 6.3
0 ‘06 5 -10.7 0 -30 2005 2006 OnSite Power Test Generation Systems Systems
Highlights
· Gross profit was 6.3% primarily due to production delays in our OnSite Generation business unit
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hydrogenics
Gross Profit Nine Months ended September 30
Gross Profit Gross Profit by Business Unit 15 13.1 36.0 34.7 40 31.4 25 13.8 10 9.1% 10% ‘05 4.0 -5 ‘06 5 -20 -32.5 0 -35 2005 2006 OnSite Power Test
Generation Systems Systems
Highlights
· Gross profit was 4.0% primarily as a result of ongoing production delays and lower revenues in our OnSite Generation business unit
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hydrogenics
Cash Operating Expenses Three and nine months ended September 30
Three months Nine months
33% 5% 9.3 23.4 24.7 10 7.0 20 5.9 8 2.7 5.9 0.9 $ M 6 $ M R&D 4 SG&A 18.8 6.1 6.6 17.5 2 0 15 2005 2006 2005 2006
Highlights
· R&D expenses are consistent with the prior year and are consistent with our plan to increase fuel cell product and market development efforts.
· SG&A expenses for the nine months ended September 30, 2006 include $3.6 million of consulting costs related to Sarbanes-Oxley compliance, severance and business strategy initiatives.
Footnote:Cash operating expenses are defined as the sum of selling, general and administrative costs and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose.
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hydrogenics
Net Loss Three and nine months ended September 30
Three months Nine months 90.7 108.7 80 100
60 $ M 80 $ M 82.4 87.2 Non-cash Expenses 60 40 Cash Loss 28.2 40 20 7.5 8.1 20 2.8 8.3 20.1 21.5 0 4.7 0 2005 2006 2005 2006
Highlights
· Q3 2006 net loss of $90.7 million is substantially due to the impairment of goodwill and intangible assets, as well as lower revenues and negative gross margins in our OnSite Generation business unit
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hydrogenics
Balance Sheet Highlights As at September 30, 2006
Change
($ M) Sept. 30, 2006 Dec. 31, 2005 $ % Cash and cash equivalents and $66.6 $85.8 (19.2) (22.4)
short-term investments Accounts and grants receivable 10.4 9.6 (0.8) (8.3)
Inventory 11.7 8.7 3.0 34.5
Accounts payable 18.7 14.9 3.8 25.5
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hydrogenics
Order Backlog
As at September 30, 2006
($ M) Q2 Orders Orders Q3 Backlog Received Delivered Backlog
OnSite Generation 17.9 1.9 5.0 14.8
Power Systems 9.0 1.8 1.9 8.91
Test Systems 4.6 3.2 2.1 5.7
Total 31.5 6.9 9.0 29.4
Note
[1] Includes 40 units to be delivered to American Power Conversion pursuant to our manufacturing and supply agreement
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hydrogenics
Q3 Results
Change ($ M) 2006 2005 $ %
Revenues 9.0 10.5 (1.5) (14.2)
Gross Profit 0.6 1.6 (1.0) (62.5)
% of Revenues 6.3 14.9 Operating Expenses
Selling, general and administrative 7.1 6.8 0.3 4.4
Research and product development 2.7 0.9 1.8 200.0
Total operating expenses 9.8 7.7 2.1 27.3 EBITDA* (9.2) (6.1) (3.1) 50.8
Footnote:
* EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flow. Refer to slide 20 for a reconciliation of this measure.
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hydrogenics
2006 Nine Month Results
Change ($ M) 2006 2005 $ %
Revenues 20.5 28.1 (7.6) (27.0)
Gross Profit 0.8 3.7 (2.9) (78.4)
% of Revenues 4.0 13.1 Operating Expenses
Selling, general and administrative 20.3 19.3 1.0 5.2
Research and product development 5.9 5.9 0.0 0.0
Total operating expenses 26.2 25.2 1.0 4.0 EBITDA* (25.4) (21.5) (3.9) (18.1)
Footnote:
* EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flow. Refer to slide 20 for a reconciliation of this measure.
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hydrogenics
Take-aways:
· Substantial resolution of operational issues in our Onsite Generation group under the leadership of new manufacturing executive with limited shipments now taking place
· Fulfillment of $8.0 million fuel cell military order on track with increased deliverables and escalating revenue activity in subsequent quarters
· Scale up of operations to meet anticipated demand from APC and other uninterruptible power supply OEMs
· Development of next generation fuel cell products meeting demanding market criteria for durability, reliability, cost and advancing certification
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hydrogenics
Reconciliation of Non-GAAP Measures Cash Operating Costs
($M) Three months ended Nine months ended September 30, September 30, 2006 2006
Cash Operating Costs $ 9.3 $ 24.7 Less: Gross profit (0.6) (0.8)
Add: Stock-based compensation 0.5 1.5
Add: Amortization of property, 0.5 0.9
plant & equipment Add: Amortization of intangible 2.1 6.4
assets Add: Impairment of intangible 79.9 79.9
assets and goodwill Loss from operations $91.7 $112.6
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hydrogenics
Reconciliation of Non-GAAP Measures EBITDA
($M) Three months ended Nine months ended September 30, 2006 September 30, 2006
EBITDA loss $ 9.2 $ 25.4 Add: Amortization of property, 0.4 0.9 plant & equipment Add: Amortization of intangible 2.1 6.4
assets Add: Impairment of intangible 79.9 79.9
assets and goodwill Less: Other income (expenses) (0.9) (3.9)
Net loss $90.7 $108.7
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hydrogenics changing power powering change changing power powering chang welcom hydrogenics a world leader in fuel cell and techonologies